SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto

Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kuke Music Holding Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G5320Y 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G5320Y 100	Page 1 of 6

1	Name of Reporting Person Jianmin Jin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,299,442 Class A ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,299,442 Class A ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,299,442 Class A ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.2%. See Item 4.
12	Type of Reporting Person IN

SCHEDULE 13G

CUSIP No. G5320Y 100	Page 2 of 6

1	Name of Reporting Person Huaqiang Capital Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,282,428 Class A ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,282,428 Class A ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,282,428 Class A ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.7%. See Item 4.
12	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. G5320Y 100	Page 3 of 6

Item 1(a).	Name of Issuer:

Kuke Music Holding Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing 100024, People’s Republic of China.

Item 2(a).	Name of Person Filing:

Jianmin Jin and Huaqiang Capital Limited (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Jianmin Jin and Huaqiang Capital Limited is c/o Room 3106, Building 1, Gubei SOHO, 188 Hongbaoshi Road, Changning District, Shanghai, China.

Item 2(c).	Citizenship:

See responses to Item 4 on each of the cover pages of this Schedule 13G.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share.

Item 2(e).	CUSIP Number:

G5320Y 100.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

☐ (a) a broker or dealer registered under Section 15 of the Exchange Act.

☐ (b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐ (c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐ (d) an investment company registered under Section 8 of the Investment Company Act.

☐ (e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐ (f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐ (g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐ (h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐ (i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐ (j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐ (k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒ Not applicable

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

As of December 31, 2021, Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, directly held 2,282,428 Class A ordinary shares of the Issuer. In addition, Mr. Jin indirectly held an aggregate of 1,017,014 Class A ordinary shares of the Issuer as of December 31, 2021 through his wholly-owned subsidiaries. Mr. Jin may be deemed to beneficially own all of the shares owned by Huaqiang Capital Limited and these subsidiaries.

SCHEDULE 13G

CUSIP No. G5320Y 100	Page 4 of 6

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 29,566,723 ordinary shares (being the sum of 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s class A and class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SCHEDULE 13G

CUSIP No. G5320Y 100	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

By:	/s/ Jianmin Jin
Name:	Jianmin Jin

Huaqiang Capital Limited
By:	/s/ Jianmin Jin
Name:	Jianmin Jin
Title:	Authorized Signatory

SCHEDULE 13G

CUSIP No. G5320Y 100	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement